 As filed with the Securities and Exchange Commission on July 12, 2018

File No. 812-14861
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED APPLICATION OF CBOE VEST FINANCIAL LLC, WORLD FUNDS TRUST, ETF
SERIES SOLUTIONS, CBOE EXCHANGE, INC., CBOE C2 EXCHANGE, INC., CBOE BYX
EXCHANGE, INC., CBOE BZX EXCHANGE, INC., CBOE EDGA EXCHANGE, INC., AND
CBOE EDGX EXCHANGE, INC. PURSUANT TO SECTION 17(d) OF, AND RULE 17d-1
UNDER, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER
PERMITTING THE PROPOSED TRANSACTIONS

__________________

July 12, 2018
__________________

Written or oral communications regarding this Amended Application should be addressed to:

Karan Sood
Cboe Vest Financial LLC
1765 Greensboro Station Place, Suite 900
McLean, VA 22102

Copies to:

Douglas P. Dick, Esq.
Adam T. Teufel, Esq.
Dechert LLP
1900 K Street, N.W.
Washington, D.C. 20006
(202) 261-3300

This Amended Application (including Exhibits) consists of 33 pages.
The Exhibit Index is on page 15.

 UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

IN THE MATTER OF

CBOE VEST FINANCIAL LLC
WORLD FUNDS TRUST
ETF SERIES SOLUTIONS
CBOE EXCHANGE, INC.
CBOE C2 EXCHANGE, INC.
CBOE BYX EXCHANGE, INC.
CBOE BZX EXCHANGE, INC.
CBOE EDGA EXCHANGE, INC.
CBOE EDGX EXCHANGE, INC.

AMENDED APPLICATION FOR AN ORDER
PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940, AS
AMENDED, FOR AN EXEMPTION FROM
SECTION 17(d) OF, AND RULE 17d-1
UNDER, THE INVESTMENT COMPANY
ACT OF 1940, AS AMENDED

File No. 812-14861

I.  INTRODUCTION

Cboe Vest Financial LLC (the "Initial Adviser"), its successors1, and any entity controlling, controlled by, or under common control with the Initial Adviser or its successors (collectively, the "Adviser"), the series of World Funds Trust and ETF Series Solutions that are or may be advised or sub-advised by the Adviser (collectively, the "Initial Funds")2 and the Cboe Exchange, Inc., Cboe C2 Options Exchange, Inc., Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc. (collectively, the "Initial Exchanges") and any other entity controlling, controlled by, or under common control with the Initial Exchanges (collectively, the "Exchange," and together with the Adviser and the Funds, the "Applicants") hereby apply for an order under Section 17(d) of the Investment Company Act of 1940, as amended (the "1940 Act") and Rule 17d-1 under the 1940 Act, to permit the Adviser to design and advise Funds that place orders for Options (as defined herein) that are executed through the facilities of the Exchange, as described in this amended application (the "Application").3

II. APPLICANTS

A. The Initial Adviser. Cboe Vest Financial LLC (formerly known as Vest Financial LLC) has been registered with the Securities and Exchange Commission ("SEC") as an investment adviser

[1]	For purposes of the requested Order, a "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.
[2]
The requested relief would also apply to each existing or future registered investment company or series thereof that is advised or sub-advised now or in the future by the Adviser (such investment companies or series thereof, collectively with the Initial Funds, the "Funds").

[3]
All entities that currently intend to rely on the order have been named as Applicants.  Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.

under the Investment Advisers Act of 1940, as amended, since January 2013 and is, as of January 2016, an indirect majority-owned subsidiary of Cboe Global Markets, Inc.  Cboe Vest Financial LLC, a Delaware limited liability company, is the investment adviser for the Initial Funds.  Cboe Vest Financial LLC is a wholly-owned subsidiary of Cboe Vest Group Inc. (formerly known as Vest Financial Group Inc.), which is in turn a majority-owned subsidiary of Cboe Vest, LLC, which is in turn a wholly-owned subsidiary of Cboe Global Markets, Inc., the direct parent of the Initial Exchanges.

B. The Initial Funds. The Initial Funds are series of (i) World Funds Trust, a 1940 Act-registered open-end management investment company organized as a Delaware statutory trust on April 9, 2007 or (ii) ETF Series Solutions, a 1940 Act-registered open-end management investment company organized as a Delaware statutory trust on February 9, 2012, that are advised by the Initial Adviser.  As of the date of this Application, there are 56 Initial Funds, each with its own investment objective and policies.  World Funds Trust, ETF Series Solutions, or any other 1940 Act-registered open-end management investment company may establish additional series in the future that are advised or sub-advised by the Adviser.

C. The Initial Exchanges.  The Cboe Exchange, Inc. ("Cboe") is the largest U.S. options exchange and creator of listed options.  Cboe offers equity, index and exchange-traded product options, including proprietary products, such as listed options on the S&P 500 index, the most active U.S. index option. Cboe C2 Exchange, Inc. ("C2") is an all-electronic exchange that operates under a separate exchange license with its own rules and access structure as compared to the Cboe. Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., and Cboe EDGX Exchange, Inc. (collectively, the "Bats Exchanges") are each U.S. stock exchanges with unique order books and offer trading in all national market system securities, but with independent fee schedules and different types of order flow.  Each of Cboe, C2, and the Bats Exchanges is a wholly-owned subsidiary of Cboe Global Markets, Inc., and is under common control with the Initial Adviser.  As a result, the Initial Adviser and the Initial Exchanges are affiliated persons of each other as defined by the 1940 Act.

III. BACKGROUND AND CURRENT ARRANGEMENT

The Initial Adviser was founded in 2012 to offer investment advisory and software services for options-based investment strategies.  The Initial Adviser initially provided sub-advisory services to other investment advisers through a managed account offering.  In response to client demand for specific options-based investment solutions, the Initial Adviser conceived the strategies for the Initial Funds and set out to enter the registered investment company space as investment adviser to the Initial Funds.

In 2015, subsequent to the Initial Adviser's decision to pursue entry into the registered investment company space, Cboe Global Markets, Inc. ("Cboe Global Markets") initiated a process to acquire an equity ownership interest in the Initial Adviser.  As part of this transaction, Cboe Global Markets formed a wholly-owned subsidiary, Cboe Vest, LLC, which, in turn, acquired a majority equity ownership interest in Vest Financial Group Inc. (now known as Cboe Vest Group Inc.), the direct parent of the Initial Adviser.  The acquisition closed on January 4, 2016.  Following the acquisition, the Initial Adviser continues to manage its day-to-day operations independent of Cboe Global Markets or the Exchange.  For example, the Initial Adviser retains control of all portfolio management decisions with respect to the client accounts it advises, including the Funds.

In March 2016, fourteen (14) Initial Funds filed a preliminary registration statement with the SEC setting forth such Initial Funds' intention to seek their respective investment objectives by investing in exchange-listed options that may be traded, sometimes exclusively, on the Exchange.  The registration statement for these Initial Funds became effective on August 23, 2016, and six (6) Initial Funds have subsequently commenced operations as of the date of this Application.  However, the Funds do not currently transact in options through the Exchange, as noted below.  The Exchange is not involved in the management of the Funds, and thus has no power to make or influence investment decisions on behalf of the Funds.  Rather, investment decisions are made solely by the Initial Adviser.  Investment and trading decisions made by the Initial Adviser's personnel are based solely on investment criteria, and do not take any potential benefit to the Exchange into account.

In light of the affiliation between the Initial Adviser and the Exchange, the Exchange may be deemed to be an affiliated person of an affiliated person of the Funds.  In order to avoid a potentially prohibited affiliated transaction under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, as discussed in more detail in Section V herein, the Initial Adviser has, with respect to those Funds operating today, instructed all broker-dealers executing options trades on behalf of the Funds to not do so on the Exchange, in a manner otherwise consistent with the broker-dealer's best execution obligations to the Funds.  This instruction causes the execution of most options trades on behalf of the Funds to be more operationally burdensome and more expensive, which may increase Fund expenses, detract from Fund performance and may otherwise unduly limit investment options for the Funds to the possible detriment of their shareholders.

Accordingly, and for the reasons set forth herein, granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Moreover, the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transactions are consistent with the policy of each Fund concerned and with the general purposes of the 1940 Act.

IV. THE PROPOSED ARRANAGEMENT

The Applicants propose that the Adviser be permitted to design and advise Funds that place portfolio trades for S&P 500 options, which refers to options on the S&P 500® Index ("SPX") and options on the SPDR® S&P 500® ETF Trust ("SPY"), including both standardized and FLexible EXchange® ("FLEX") options on SPX and SPY (collectively, the "Options"), through broker-dealers such that the trades may be executed through the facilities of the Exchange if the broker-dealer determines to do so consistent with its best execution obligations to the Funds.

The Adviser expects there to be significant open interest (i.e., at least 10% of the aggregate open interest) in Options other than the Funds' open interest in Options.  However, if conditions develop such that there is not significant open interest in Options other than the Funds' open interest in Options, the Adviser will instruct all broker-dealers executing Options trades on behalf of the Funds to not do so on the Exchange, in a manner consistent with the broker-dealer's best execution obligations to the Funds, until such time that significant open interest in Options (other than the Funds' open interest in Options) develops.

A.  Intersection of the Exchange and the Funds

All transactions on an exchange are between trading permit holders ("TPH") of the exchange.  These include brokerage firms representing retail and institutional order flow and market makers.  When transactions take place on an exchange (including the Exchange), transaction fees are paid to the relevant exchange by the TPHs involved in the trade. The Exchange acts as a market center or matching utility in connection with transactions executed on the Exchange, and the fees it receives are for this service, rather than for the purchase or sale of the particular option being traded.  The Exchange does not act as a principal or agent, as those terms are commonly understood, in connection with transactions on the Exchange.  Indeed, the counterparty to any transactions made by the Funds would be other TPHs (such as market makers) or customers of other TPHs.

All transactions occurring on the Exchange on behalf of the Funds will be accomplished through broker-dealer TPHs effecting trades pursuant to their best execution obligations.  All fees charged by the Exchange will be pursuant to a standardized fee schedule filed with the SEC; exchange transaction fees are not negotiated on a per-transaction or per-customer basis, and such fees are not based on the revenues or profits generated with respect to such contracts.4  In some cases the choice of an options contract dictates that a transaction in that contract be executed on the Exchange because the options contract is traded exclusively on the Exchange, although in other cases there may be a choice for the broker-dealer involved because the options contract trades on multiple exchanges.

The Adviser, as the party responsible for making investment decisions for the Funds, will make investment determinations on the basis of the relevant Fund's investment objective and policies, not based on the exchange on which the transaction will occur.  In all cases, the broker-dealer responsible for the Fund's trade will seek best execution when entering into the transaction, and will not be instructed by the Adviser on which exchange to use except where there is not significant open interest in Options other than the Funds' open interest, in which case the Adviser will instruct all broker-dealers executing Options trades on behalf of the Funds to not do so on the Exchange in a manner consistent with the broker-dealer's best execution obligations to the Funds.  If the Exchange continues to remain unavailable for the Funds' Options trades due to potential Section 17(d) concerns, such a restriction would unduly limit investment options for the Funds to the possible detriment of their shareholders.

B.  The Market for the Options

Exchange-listed option contracts provide orderly, efficient, and liquid option markets.  All option contracts traded on U.S. securities exchanges are issued, guaranteed and cleared by the Options Clearing Corporation ("OCC").  OCC is a registered clearing corporation with the SEC and plays a critical role in the U.S. capital markets as the exclusive clearinghouse for exchange-traded options.  OCC is protected from settlement losses through its conservative financial and procedural safeguards, substantial and readily available financial resources, and members' mutual incentives.

The strike price of an equity option is the specified share price at which the shares of the underlying stock or exchange-traded fund ("ETF") will be bought or sold if the buyer of an option, or the holder, exercises his option.  The strike price of an index option is the specified index level at which the buyer of an option receives or delivers the cash value if the option is exercised.  A range of strike prices are listed, and only strike prices near the current market price or current index level are

[4]
An Exchange does not share in any revenues or profits earned by the Funds due to their options trading on an Exchange.  This fully-transparent, regulated, fixed fee structure is notably different than certain of the types of fee structures addressed in Section 17(d) no-action letters previously issued by the SEC staff, as discussed in greater detail below.  For example, that line of no-action letters permit a custodian, transfer agent or securities lending agent (among other service providers) to charge the affiliated fund any agreed upon fee, including fees that vary based on the assets of the fund or based on the level of certain activities carried out by the fund, so long as the fee is "fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality." See Norwest Bank Minnesota, N.A., SEC No-Action Letter (pub. avail. May 25, 1995) ("Norwest").

heavily traded.  Option prices may be obtained by investors quickly, easily and at any time.  Both intra-day and closing option prices for exchange-traded options may be found on the websites of many brokerage firms and option exchanges, as well as through the website of The Options Industry Council ("OIC").

The SPX is widely recognized as the global benchmark for large-cap U.S. equity securities. The index includes 500 of the largest U.S. corporations with a combined market capitalization of over USD 21 trillion, representing approximately 80% of the U.S. stock market.  Cboe is the exclusive market for cash-settled SPX options, which were introduced in July 1983 and have grown to become one of the most actively–traded index option contracts globally.  In 2017, trading activity in SPX options totaled 292 million contracts, representing USD 71.5 trillion notional exposure.  On average, 1.16 million SPX options were traded per day in 2017 on Cboe, which is more than USD 284 billion in notional volume traded daily. The large notional size of SPX options (approximately USD 272,000) makes them particularly attractive and a cost-effective risk management tool for asset managers. 5

FLEX Options are also widely traded with substantial market trading volume.  As of June 11, 2018, FLEX Options on SPX had open interest of 694,042 contracts, which corresponds to USD 159.4 billion in notional exposure.  While FLEX Options have certain customized contract terms as compared to standardized Options, they are economically equivalent to standardized Options in all material respects.  Additionally, the liquidity and arbitrage opportunities that exist for standardized Options bolster the market for FLEX Options. The process for trading FLEX Options is substantially similar to the process for trading standardized Options.  FLEX Options are quoted by many of the same market makers that trade standardized Options.  The process occurs under the rules of Cboe, which means that customer transactions are effected according to the principles of a fair and orderly market following trading procedures and policies developed by Cboe.6

Cboe, along with several other exchanges, offers options on thousands of publicly traded stocks, and on hundreds of ETFs. Index ETFs are shares of trusts or funds that are designed to closely track the price performance and yield of specific indices.  Because ETFs trade like stocks, options on ETFs are operationally similar to options on stocks.  Options on SPY, which started trading in January 2005, are among the most actively-traded equity option contracts globally.  SPY seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the SPX.  In 2017, trading activity in SPY options totaled 635 million contracts,

[5]	Source of data: OCC, Cboe and Bloomberg.
[6]
Cboe has designed FLEX Options trading to allow each customer order to be exposed to a competitive auction process for price discovery. The process occurs under the rules of Cboe, which means that customer transactions are effected according to the principles of a fair and orderly market following trading procedures and policies developed by the Exchange. Every FLEX Option order submitted to Cboe is exposed to a competitive auction process for price discovery.  The process begins with a request for quote ("RFQ") in which the interested party establishes the terms of the FLEX Options contract.  The RFQ solicits interested market participants, including on-floor market makers, remote market makers trading electronically, and member firm traders, to respond to the RFQ with bids or offers through a competitive process.  This solicitation contains all of the contract specifications, including underlying size, type of Option (i.e., SPX or SPY), expiration date, strike price, exercise style and settlement basis.  During a specified amount of time, responses to the RFQ are received and at the end of that time period, the initiator can decide whether to accept the best bid or offer.

representing approximately USD 15.5 trillion notional exposure. As of June 11, 2018, FLEX Options on SPY had open interest of 37,391 contracts, which equals USD 1.04 billion in notional exposure.7

As of the date of this Application, each Fund may utilize Options to deliver strategies that target specific payoffs linked to the SPX. As described above, one of the features of Options is to provide a payoff relative to a strike price of an underlying reference asset or index.  The Funds may utilize this aspect of Options to seek to deliver target outcomes for different ranges of returns for the SPX over specific time frames. The Funds may engage in Options transactions to implement various principal and secondary investment strategies of the Funds, including (i) writing Options to attempt to generate income through a premium collection strategy and (ii) buying Options to mitigate risk through protective hedging strategies.

The Funds will not seek to engage in trading activity that has a material impact on the market for Options.  The Initial Adviser estimates that the Initial Funds would transact less than 25,000 Options annually – less than 1/100th of 1% of 2017 SPX option volume – for every USD 100 million that may flow in any of the Initial Funds.  In addition, Options transactions by all other Funds are also expected to account for a similarly immaterial amount of overall SPX option volume.  The transaction revenue accruing to the Exchange as a result of the Initial Funds' trading activity would be immaterial, totaling less than USD 18,750 annually per USD 100 million in Initial Fund assets.  This amount represents approximately 0.001% of the Exchange's overall exchange transaction value of $1.56 billion in 2017.  In addition, the transaction revenue accruing to the Exchange as a result of trading activity by all other Funds is expected to be similarly immaterial.

C.  Board of Trustees Oversight

In connection with implementing the proposed arrangement, the Funds will adopt appropriate policies and procedures to ensure that adequate safeguards are in place to prevent any potential overreaching of the Funds.  Each Fund's procedures will require the Fund's Board(s) of Trustees (collectively, the "Board"), including a majority of Trustees who are not interested persons of the Funds (the "Independent Trustees"), to find initially and with such frequency as the Board deems reasonable and appropriate thereafter, that:

•	permitting the Fund to trade in Options through the Exchange is in the best interests of the Fund and its shareholders; and
•	the fees for such Exchange-provided services are fair and reasonable in light of the usual and customary charges made by other exchanges for services of similar nature and quality.
Moreover, initially and at least on an annual basis thereafter, the Adviser to each Fund and each Fund's Chief Compliance Officer will consider the following on a Fund-by-Fund basis and will notify the Board of any material change in such considerations since the Board last made a determination under the condition described in the prior paragraph:
•	the historical and expected utilization by the Fund of Options;
•	the direct and indirect costs and benefits to the Fund associated with trading in Options through the Exchange rather than through unaffiliated exchanges;

[7]	Source of data: OCC, Cboe and Bloomberg.

•	the size and liquidity of the market for the Options and the Fund's potential ability to materially influence such market;
•	whether there is significant open interest in Options other than the Fund's open interest in Options; and
•	other circumstances of the Fund's trading of Options on the Exchange.
V.  ANALYSIS OF PROPOSED ARRANGEMENT AND APPLICABLE LAW

A.  Legal Framework: Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act provides:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company..., or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1(a) under the 1940 Act provides for the prohibition of certain transactions in connection with a joint enterprise or other joint arrangement or profit sharing plan and for the submission of applications to the SEC for orders granting permission for such transactions.  Specifically, Rule 17d-1(b) provides that:

In passing upon such applications, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

For Section 17(d) or Rule 17d-1 to apply, there must be a joint transaction in which a Fund is a participant with its first- or second-tier affiliates.8  Rule 17d-1 defines joint transactions very broadly as "any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any [first- or second-tier affiliate] … have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking…."9

[8]
"First-tier affiliate" refers to an "affiliated person" of a person, and "second-tier affiliate" refers to an "affiliated person of an affiliated person," in each case within the meaning of Section 2(a)(3) of the 1940 Act.  "Affiliate" may be used generally herein to refer to either a first-tier affiliate or second-tier affiliate.

[9]	Rule 17d-1(c) under the 1940 Act.

In SEC v. Talley Industries, Inc., an oft-cited judicial opinion interpreting Section 17(d), the court established the relevant standard when it held that a transaction must involve "some element of combination" – beyond mere parallel behavior – to create the requisite joint participation needed to implicate Section 17(d).10  In that case, the court found that the registered investment company ("fund") and its affiliate had engaged "in a plan to achieve together a substantial stock position in another company," and thus the requisite "element of combination" to cause a violation of Section 17(d) and Rule 17d-1 was present.11  The court found that the fund and its affiliate had acted in a way such that the fund "was no longer a completely free agent."12  Conversely, in Bloom v. Bradford, a New York District Court concluded that the purchases of the same stock by three funds advised by the same investment adviser did not constitute a joint transaction because there was not a sufficient element of combination.13  The court found that "Section 17(d) requires an intentional act of agreement or at least a consensual pattern," and requires "considerably more in terms of combination than the mere purchase and sale of securities on the open market by distinct investment companies."14

B.  Requested Relief for the Proposed Arrangement is Consistent with Section 17(d) and Rule 17d-1

The Applicants believe that the requested relief from Section 17(d) and Rule 17d-1 is appropriate for the proposed arrangement because (i) the Options market has sufficient historical trading volume to nullify any concern that the Funds may be designed primarily to benefit the Exchange in a manner that would overreach the Funds and their shareholders; (ii) the Exchange's transaction fee structure would not give rise to a joint arrangement where the Funds participate on a basis different from or less advantageous than that of other participants; and (iii) the Adviser will not instruct broker-dealers on which exchange to use for the Funds' Options trades except where there is not significant open interest in Options other than the Funds' open interest, in which case the Adviser will instruct all broker-dealers executing Options trades on behalf of the Funds to not do so on the Exchange in a manner consistent with the broker-dealer's best execution obligations to the Funds.

1.  Because the Options Market is Well-Developed, the Funds May Be Designed to Transact in Options through the Exchange Even if Some Benefit Inures to the Exchange

The Funds will not seek to engage in trading activity that has a material impact on the market for the Options, nor will the Funds otherwise be used as a promotional tool for the Options or to prop up, or provide liquidity that would otherwise be unavailable to, the market for the Options.  For example, the Initial Adviser estimates that the Initial Funds would transact approximately 25,000 Options annually – less than 1/100th of 1% of 2017 SPX option volume – for every USD 100 million that may flow in any of the Initial Funds.  In addition, Options transactions by all other Funds are also expected to account for a similarly immaterial amount of overall SPX option volume.  The transaction revenue accruing to the Exchange as a result of the Initial Funds' trading activity would be immaterial, totaling less than USD 18,750 annually per USD 100 million in Initial Fund assets.  This amount represents approximately 0.001% of the Exchange's overall exchange transaction value of

[10]	SEC v. Talley Industries, Inc., 399 F. 2d 396, 403 (2d Cir. 1968), cert. denied, sub. nom. General Time Corp. v. SEC, 393 U.S. 1015 (1969).
[11]	Id. at 402.
[12]	Id. at 404.
[13]	Bloom v. Bradford, 480 F. Supp. 139 (E.D.N.Y. 1979).
[14]	Id. at 145.

$1.56 billion in 2017.  In addition, the transaction revenue accruing to the Exchange as a result of trading activity by all other Funds is expected to be similarly immaterial.  Given the de minimis trade volume expected to flow from the Funds to the Exchange relative to the Options market generally, it would be a wholly ineffective endeavor for the Adviser to design the Funds to drive transaction order flow to the Exchange, or to serve as a promotional, funding, or liquidity vehicle for the Exchange, to the detriment of Fund shareholders.
The Adviser expects there to be significant open interest in Options other than the Funds' open interest in Options.  However, if conditions develop such that there is not significant open interest in Options other than the Funds' open interest in Options, the Adviser will instruct all broker-dealers executing Options trades on behalf of the Funds to not do so on the Exchange, in a manner consistent with the broker-dealer's best execution obligations to the Funds, until such time that significant open interest in Options (other than the Funds' open interest in Options) develops.

2.  The Funds Will Not Transact in Options on the Exchange on a Basis Different From Any Other Market Participants

As discussed above, all exchange transaction fees charged by the Exchange are standardized, non-negotiated fees.  All such fees are assessed pursuant to a set fee schedule that is filed with the SEC; they are not negotiated on a per-transaction or per-customer basis, nor is the Exchange sharing in any revenues or profits earned by the Funds.  Those fees are assessed to TPHs, not clients of TPHs.   Importantly, the fees charged by the Exchange would not cause the Funds to participate in a transaction on a basis different from or less advantageous than that of any other fund investing in options that trade on the Exchange.

3.  The Funds Will Instruct Broker-Dealers To Seek Best Execution

The Initial Adviser's policy is to seek best execution when choosing broker-dealers to execute securities transactions on behalf of the Funds.  If the requested relief is granted, the Adviser will continue to seek, and will instruct any broker-dealer transacting on behalf of a Fund to seek, best execution in all Options trades without giving any preference to the Exchange.

Accordingly, under the facts presented herein, the Applicants believe the proposed arrangement presents even less potential for overreaching or profit-sharing as compared to the fact patterns of past exemptive relief or no-action assurances granted.15  Notwithstanding the foregoing, the Applicants seek exemptive relief pursuant to this Application, subject to the conditions and representations set forth herein, as a prudent step to ensure "adequate safeguards" are in place to prevent any potential "overreaching" of the Funds.

C. Applicable Precedent

While a fund's use of an affiliated exchange to execute its portfolio transactions may not be specifically addressed in prior SEC exemptive relief or SEC staff no-action assurances relating to Section 17(d) or Rule 17d-1, the SEC staff has provided such no-action assurances with respect to a variety of affiliated service provider arrangements that are analogous to the Applicants' proposed arrangement.16 The SEC has also provided exemptive relief from Section 17(d) and Rule 17d-1 in a variety of contexts involving funds and their affiliates.17

[15]	See no-action letters cited infra note 16 and exemptive relief granted cited infra note 17.
[16]
See Norwest Bank Minnesota, N.A., SEC No-Action Letter (pub. avail. May 25, 1995) (affiliated securities lending agent whose receipt of compensation from fund not based on a share of the revenue generated by the lending agent's efforts); Washington Square Cash Fund, Inc., SEC No-Action Letter (pub. avail. Jul. 9, 1990) (affiliated custodian and shareholder servicing agent); Unified Management Corp., SEC-No Action Letter (pub. avail. Jun. 28, 1990) (affiliated printer, typesetter and report distribution servicer); Flex-Fund, SEC No-Action Letter (pub. avail. Nov. 22, 1985) (affiliated transfer agent and accounting servicer); Diversified Securities, SEC-No Action Letter (pub. avail. Jan. 22, 1985) (affiliated transfer agent); Criterion Funds Inc.; SEC-No Action Letter (pub. avail. Jan. 9, 1984) (affiliated bookkeeping and accounting services agent); Federated Securities Corp., SEC No-Action Letter (pub. avail. Oct. 21, 1983) (affiliated fidelity insurance provider); Lindner Fund, Inc., SEC No-Action Letter (pub. avail. June 17, 1983) (affiliated transfer agent and dividend disbursal agent); Boston Safe Deposit and Trust Co., SEC No-Action Letter (pub. avail. Mar. 30, 1983) (affiliated custodian and transfer agent); Northern Trust Co., SEC No-Action Letter (pub. avail. Jun. 1, 1983) (affiliated investment adviser, custodian and transfer agent); IPI-Income & Price Index Fund, SEC No-Action Letter (pub. avail. Dec. 12, 1980) (affiliated custodian, fund accountant and pricing services agent); and Current Income Shares, Inc., SEC No-Action Letter (pub. avail. Apr. 13, 1980) (affiliated transfer agent, registrar and dividend disbursing and reinvestment plan agent).

[17]
In the matter of ING Investments, LLC, et al., Investment Company Act Release Nos. 30295 (Dec. 6, 2012) (notice) and 30337 (Jan. 2, 2013) (order) (relief to permit certain registered open-end investment companies to enter into a special servicing agreement); In the matter of William Blair et al., Investment Company Act Release Nos. 30285 (Nov. 29, 2012) (notice) and 30314 (Dec. 21, 2012) (order) (relief to permit certain registered open-end investment companies to invest in a private investment vehicle advised by the same investment adviser); In the matter of NF Investment Corp. et al., Investment Company Act Release Nos. 32340 (Oct. 27, 2017) (notice) and 32362 (Nov. 22, 2016) (order) (relief to permit certain business development companies and registered closed-end investment companies to co-invest with each other and other affiliates).

VI. CONDITIONS FOR RELIEF

The Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.
Each Fund will adopt procedures that will require the Fund's Board, including a majority of the Independent Trustees, to find initially, and with such frequency as the Board deems reasonable and appropriate thereafter, on a Fund-by-Fund basis, that: (a) permitting the Fund to trade in Options through the Exchange is in the best interests of the Fund and its shareholders; and (b) the fees for such Exchange-provided services are fair and reasonable in light of the usual and customary charges made by other exchanges for services of similar nature and quality.

2.
At least annually, the Adviser to each Fund and each Fund's Chief Compliance Officer will consider on a Fund-by-Fund basis: (1) the historical and expected utilization by the Fund of Options; (2) the direct and indirect costs and benefits to the Fund associated with trading in Options through the Exchange rather than through unaffiliated exchanges; (3) the size and liquidity of the market for the Options and the Fund's potential ability to materially influence such market; (4) whether there is significant open interest in Options other than the Fund's open interest in Options; and (5) other circumstances of the Fund's trading of Options on the Exchange, and will notify the Board of any material change in such considerations since the Board last made a determination under Condition 1.

VII. ADDITIONAL INFORMATION

All actions necessary to authorize the execution and filing of this Application, and the persons signing and filing this Application are authorized to do so.  Copies of the resolutions authorizing the filing of this Application or other statements of authority as required by Rule 0-2(c)(1) under the 1940 Act are attached as Exhibits A-1 through A-9 of the Application.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as B-1 through B-9 of this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their address for purposes of this Application is as indicated on the first page of this Application.

Please direct any questions and send copies of communications to this Application to:

Karan Sood
Cboe Vest Financial LLC
1765 Greensboro Station Place, Suite 900
McLean, VA 22102

with copies to:

Douglas P. Dick, Esq.
Adam T. Teufel, Esq.
Dechert LLP
1900 K Street, N.W.
Washington, D.C. 20006
(202) 261-3300

It is requested that the SEC issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VIII. REQUEST FOR ORDER OF EXEMPTION

Based on the foregoing, the Applicants respectfully request an order from the SEC, pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, permitting the Applicants to participate in the proposed transactions described herein.

 The Applicants have caused this Application to be duly signed on their behalf on the 12th day of July, 2018.

CBOE VEST FINANCIAL LLC

By: /s/ Karan Sood Name: Karan Sood Title: Chief Executive Officer

WORLD FUNDS TRUST

By: /s/ David A. Bogaert Name: David A. Bogaert Title: President

ETF SERIES SOLUTIONS

By: /s/ Michael D. Barolsky Name: Michael D. Barolsky Title: Vice President and Secretary

CBOE EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

CBOE C2 EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

CBOE BYX EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

CBOE BZX EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

CBOE EDGA EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

CBOE EDGX EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

Exhibits to Application
The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-9	Certifications
Exhibits B-1 through B-9	Verifications

Exhibit A-1

AUTHORIZING RESOLUTIONS OF WORLD FUNDS TRUST

Resolutions Adopted by The Board:

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by World Funds Trust ("Trust") have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of the Trust pursuant to the following resolutions adopted by the Board of Trustees of the Trust on December 15, 2017:

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to sign the Exemptive Application (attached hereto) on behalf of the Trust and the series portfolios of the Trust that are advised by Cboe Vest Financial, LLC as referenced in the Exemptive Application.

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take any and all actions in accordance with the respective duties of each, including without limitation, making, executing, acknowledging, delivering and filing any and all documents and paying all necessary fees and expenses, as in any such officers' judgment may be necessary or advisable in order to carry out the purposes of the foregoing resolutions with to the Trust and the series portfolios advised by Cboe Vest Financial, LLC as referenced in the Exemptive Application.

The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

WORLD FUNDS TRUST

By: /s/ David A. Bogaert Name: David A. Bogaert Title: President

Exhibit A-2

AUTHORIZING RESOLUTIONS OF ETF SERIES SOLUTIONS

Resolutions Adopted by The Board:

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by ETF Series Solutions ("Trust") have been taken, and that as the Vice President and Secretary thereof, he is authorized to execute and file the same on behalf of the Trust pursuant to the following resolutions adopted by the Board of Trustees of the Trust on December 13, 2017:

RESOLVED, that the filing with the U.S. Securities and Exchange Commission (the "Commission") by the officers of the Trust, in the name and on behalf of the Trust, of an application for an order (the "Application") for an exemption under Section 17(d) of the Investment Company Act of 1940, as amended (the "1940 Act") and Rule 17d-1 under the 1940 Act, to permit Cboe Vest Financial LLC (and certain of its affiliates described in the Application) to design and advise funds that place orders for Options (as defined in the application) that are executed through the facilities of The Cboe Exchange, Inc. (and certain of its affiliates as described in the Application), is approved; and
FURTHER RESOLVED, that the filing with the Commission by the officers of the Trust, in the name and on behalf of the Trust, of one or more amendments to the Application in response to comments from the Commission staff, counsel to the Trust or any other co-applicant, or the officers of the Trust is approved.
The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ETF SERIES SOLUTIONS

By: /s/ Michael D. Barolsky Name: Michael D. Barolsky Title: Vice President and Secretary

Exhibit A-3

AUTHORIZATION OF CBOE VEST FINANCIAL LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this Application by Cboe Vest Financial LLC have been taken, and that as the Chief Executive Officer thereof, he is authorized to execute and file the same on behalf of Cboe Vest Financial LLC and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CBOE VEST FINANCIAL LLC

By: /s/ Karan Sood Name: Karan Sood Title: Chief Executive Officer

Exhibit A-4

AUTHORIZATION OF CBOE EXCHANGE, INC.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this Application by Cboe Exchange, Inc. have been taken, and that as Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives thereof, he is authorized to execute and file the same on behalf of Cboe Exchange, Inc. and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CBOE EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

Exhibit A-5

AUTHORIZATION OF CBOE C2 EXCHANGE, INC.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this Application by Cboe C2 Exchange, Inc. have been taken, and that as the Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives thereof, he is authorized to execute and file the same on behalf of Cboe C2 Exchange, Inc. and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CBOE C2 EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

Exhibit A-6

AUTHORIZATION OF CBOE BYX EXCHANGE, INC.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this Application by Cboe BYX Exchange, Inc. have been taken, and that as the Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives thereof, he is authorized to execute and file the same on behalf of Cboe BYX Exchange, Inc. and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CBOE BYX EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

Exhibit A-7

AUTHORIZATION OF CBOE BZX EXCHANGE, INC.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this Application by Cboe BZX Exchange, Inc. have been taken, and that as the Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives thereof, he is authorized to execute and file the same on behalf of Cboe BZX Exchange, Inc. and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CBOE BZX EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

Exhibit A-8

AUTHORIZATION OF CBOE EDGA EXCHANGE, INC.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this Application by Cboe EDGA Exchange, Inc. have been taken, and that as the Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives thereof, he is authorized to execute and file the same on behalf of Cboe EDGA Exchange, Inc. and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CBOE EDGA EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

Exhibit A-9

AUTHORIZATION OF CBOE EDGX EXCHANGE, INC.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this Application by Cboe EDGX Exchange, Inc. have been taken, and that as the Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives thereof, he is authorized to execute and file the same on behalf of Cboe EDGX Exchange, Inc. and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CBOE EDGX EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

Exhibit B-1

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated July 12, 2018, for and on behalf of Cboe Vest Financial, LLC; (ii) that he is Chief Executive Officer of Cboe Vest Financial, LLC; and (iii) all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CBOE VEST FINANCIAL LLC

By: /s/ Karan Sood Name: Karan Sood Title: Chief Executive Officer

Exhibit B-2
VERIFICATION
The undersigned states that (i) he has duly executed the attached Application, dated July 12, 2018, for and on behalf of World Funds Trust; (ii) that he is President of World Funds Trust; and (iii) all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

WORLD FUNDS TRUST

By: /s/ David A. Bogaert Name: David A. Bogaert Title: President

Exhibit B-3
VERIFICATION
The undersigned states that (i) he has duly executed the attached Application, dated July 12, 2018, for and on behalf of ETF Series Solutions; (ii) that he is Vice President and Secretary of ETF Series Solutions; and (iii) all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ETF SERIES SOLUTIONS

By: /s/ Michael D. Barolsky Name: Michael D. Barolsky Title: Vice President and Secretary

Exhibit B-4
VERIFICATION
The undersigned states that (i) he has duly executed the attached Application, dated July 12, 2018, for and on behalf of Cboe Exchange, Inc.; (ii) that he is Chief Strategy Officer and Head of Corporate Initiatives of Cboe Exchange, Inc.; and (iii) all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CBOE EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

Exhibit B-5
VERIFICATION
The undersigned states that (i) he has duly executed the attached Application, dated July 12, 2018, for and on behalf of Cboe C2 Exchange, Inc.; (ii) that he is Executive Vice President, General Counsel and Corporate Secretary of Cboe C2 Exchange, Inc.; and (iii) all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CBOE C2 EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

Exhibit B-6
VERIFICATION
The undersigned states that (i) he has duly executed the attached Application, dated July 12, 2018, for and on behalf of Cboe BYX Exchange, Inc.; (ii) that he is Chief Strategy Officer and Head of Corporate Initiatives of Cboe BYX Exchange; and (iii) all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CBOE BYX EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

Exhibit B-7
VERIFICATION
The undersigned states that (i) he has duly executed the attached Application, dated July 12, 2018, for and on behalf of Cboe BZX Exchange, Inc.; (ii) that he is Chief Strategy Officer and Head of Corporate Initiatives of Cboe BZX Exchange, Inc.; and (iii) all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CBOE BZX EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

Exhibit B-8
VERIFICATION
The undersigned states that (i) he has duly executed the attached Application, dated July 12, 2018, for and on behalf of Cboe EDGA Exchange, Inc.; (ii) that he is Chief Strategy Officer and Head of Corporate Initiatives of Cboe EDGA Exchange, Inc.; and (iii) all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CBOE EDGA EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

Exhibit B-9
VERIFICATION
The undersigned states that (i) he has duly executed the attached Application, dated July 12, 2018, for and on behalf of Cboe EDGX Exchange, Inc.; (ii) that he is Chief Strategy Officer and Head of Corporate Initiatives of Cboe EDGX Exchange, Inc.; and (iii) all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CBOE EDGX EXCHANGE, INC.

By: /s/ John F. Deters Name: John F. Deters Title: Executive Vice President, Chief Strategy Officer and Head of Corporate Initiatives

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